UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports 6.4% increase in November 2011 passenger traffic

Monterrey, Mexico, December 12, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 6.4% in November 2011, as compared to November 2010. Domestic traffic increased 9.2%, and international traffic decreased 7.5%.

Of total November traffic, 96.7% was commercial aviation and 3.3% was general aviation.

Total Passengers*
	Nov-10	Nov-11	Change %	Jan-Nov 2010	Jan-Nov 2011	Change %
Domestic	762,281	832,660	9.2	8,866,912	9,116,281	2.8
International	153,034	141,488	(7.5)	1,743,892	1,603,148	(8.1)
OMA Total	915,315	974,148	6.4	10,610,804	10,719,429	1.0
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in eleven airports in November, with the most noteworthy increases in Culiacán (+18.4%), Monterrey (+3.0%), Tampico (+34.1%), Ciudad Juárez (+18.8%), and Reynosa (+47.1%). In Culiacán, traffic increased on the Mexico City and Tijuana routes. In Monterrey, traffic increased on the Mexico City and Cancún routes. In Tampico, Ciudad Juárez, and Reynosa traffic increased on the Mexico City routes. Traffic decreased at the airports in Mazatlán (-2.7%) and Zihuatanejo (-1.1%).

International traffic increased most significantly in Monterrey (+4.3%) and Zacatecas (+56.6%). In Monterrey, traffic benefited from the increase in passengers on the new routes to San Antonio and Chicago. In Zacatecas, there was an increase in traffic on the new Chicago route. It is important to note that in November the Monterrey-San Antonio, Monterrey-Orlando, Monterrey-Miami, and Zacatecas-Chicago routes opened. The largest decreases were recorded in Acapulco (-70.6%), Mazatlán (-15.7%), and Zihuatanejo (-15.8%). In all three airports, the reductions occurred principally on the Houston routes.

The total number of flight operations (takeoffs and landings) in November increased 3.4% as compared to the prior year period. Domestic flights increased 3.4%, and international flights increased 3.2%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero

●	Twitter: http://twitter.com/OMAeropuertos

●	Facebook: http://www.facebook.com/pages/OMA/137924482889484.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: December 12, 2011